ROYAL ENERGY RESOURCES, INC.
256-260 Broadway, Suite 309
Brooklyn, NY  11211

September 24, 2009

Tracie Towner
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	Royal Energy Resources, Inc., File No. 0-52547
August 31, 2008 Form 10-K
Response Letter Dated July 31, 2009

Dear Ms. Towner:

We are in receipt of your  letter dated September 10, 2009.

Following are our responses to your comments:

Form 10-K for Fiscal Year Ended August 31, 2008

Financial Statements, page 19

Balance Sheets, page 21

1.
We have read your response to prior comment two in which you explain that prepaid drilling costs represent a cash deposit that you have made with an operator to cover your share of drilling and completion costs.  Tell us whether these costs are refundable under the terms of your agreement with the operator and submit the agreement for review.

If you retain rights to have those funds returned to you in advance of drilling, then we have no objection to your transfer of those costs to the full cost pool as drilling occurs, as you relinquish your rights to any refund.

However, if you have no means of recovering the deposit under these  circumstances, the expenditure should be regarded as a cost to acquire or maintain your interests and be accounted for under the full cost rules.

Response:  A copy of the agreement with the operator is attached (Exhibit A), which provides, in part, that we retain rights to a return of any unexpended prepaid balance.

2.
We note your position on the costs of oil and gas leases which were excluded from your full cost accounting, stating that you never had any intension of developing these leases and that you view them more as inventory held for sale rather than a part of the oil and gas business that commenced in May 2008.  However, we note your disclosure in Note 3, on page 33, stating that you are negotiating with energy companies to develop the potential resources that may be contained in these properties, that you have entered into agreements and then sold, by assignment, the rights, title and interest in certain of these leases and retained an over-riding royalty interest.  This disclosure, as it relates to your interest in arranging for development to occur and retaining royalty interests, is consistent with the disclosure on pages 4 and 24 of your prior annual report.

Arranging for the development of the properties and having the intention of obtaining royalty interest in those properties are activities that fall within the definition of oil and gas producing activities set forth in Rule 4-10(a)(1)(B) of Regulation S-X.  A royalty interest is an example of a non-operating interest that is covered by the oil and gas accounting rules.  For further clarification, please read the guidance in paragraph 10 of SFAS 69, including its cross reference to the description of operating and non-operating interests in oil and gas properties in paragraph 11(a) of SFAS 19.

Given the foregoing, we ask that you revise your financial statements for all periods presented in your annual and subsequent interim reports to include the costs of you investments in oil and gas leases in the full cost pool, and account for the activities associated with the leases in accordance with the Full Cost Method.

Response:  We will make the necessary revisions to include the undeveloped mineral interests in the full cost pool and change our method of accounting for sales in accordance with the full cost method.

3.
On a related point, in your response to prior comment two, you stated that if costs of leases were accounted for as oil and gas property costs, they would be classified as unproved properties and "...not be a part of the Company's full cost pool."  This statement is contrary to the guidance in Rule 4-10(c)(2) of Regulation S-X.  And while there is a need to distinguish between cost that are subject to amortization and those which are not, all costs capitalized under this guidance are to the full cost pool.

Please read the ceiling test guidance in Rule 4-10(c)(4)(B) and (C) of Regulation S-X, pertaining to costs of unproved properties that are not subject to amortization and costs of unproved properties that are subject to amortization.

We expect you will need to clarify your application of this ceiling test as of each period end and remedy the inconsistent disclosure referenced in prior comment four.

Response:  We will make the revision.  The intention of the prior comment was to note that the mineral interests would be unproved properties not subject to amortization, rather than being excluded from the full cost pool.

4.
Any sales of your oil and gas leases should be accounted for in accordance with Rule 4-10(c)(6)(i) of Regulation S-X, which generally requires sales proceeds to be offset against capitalized property costs, except where this would significantly alter the relationship between capitalized costs and proved reserves.  Please address any material differences between your accounting and that required by the full cost rules, and modify your policy disclosures as they relate to your oil and gas leases accordingly.

Response:  We will revise our accounting for sales of undeveloped mineral interest to be consistent with Rule 4-10(C)(6)(i) of Regulation S-X.

5.
Please submit draft amendments of your filings with your next response, having all changes marked and including error correction disclosures in your financial statements covering material revisions, following the guidance in paragraph 26 of SFAS 154, and an explanatory paragraph at the forepart of the amendments, stating the reasons for the amendment and directing readers to those sections where further details are provided.  Please direct your auditors to AU §§ 420.12 and 530.07 for guidance on explanatory language that may be appropriate for the audit opinion, and dating of the audit opinion.  Please contact us by telephone if you require further clarification or guidance.

Response:  We will send printed copies of the redlined changes to the planned amendments to the August 31, 2008 Form 10-K and the subsequent interim filings by Tuesday September 29, 2009.

Statements of Stockholders' Equity, page 23

6.
We understand from your response to prior comment three that you will revise the disclosures in your filing, including those on pages 5, 26, and 26, to include the clarifying language about the period of your inactivity and commencement of the development stage, as described in your response.

Response:  We will include clarifying language about the period of our inactivity and commencement of the current development state on pages 5, 16, and 26.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Jim Ross at 918-461-1667.

Sincerely,

ROYAL ENERGY RESOURCES, INC.

/s/ Jacob Roth
Jacob Roth
Chief Executive Officer

Cc Paritz & Company, P.A.

EXHIBIT A
OPERATING AGREEMENT

This Operating Agreement is entered into this 17th day of March, 2008, between Signature Energy, Inc., hereinafter referred to as “Operator”, and Royal Energy Resources, Inc.  hereinafter referred to as “Non-Operator”.
RECITALS

WHEREAS, Operator and Non-Operator are the owners of a working interest in oil and gas leases in the State of Oklahoma, and

WHEREAS, the Non-Operator wishes to designate Operator as the Operator of the subject oil and gas leases, and

WHEREAS, Operator agrees to operate the oil and gas leases on behalf of the working interest of the Non-Operator based on the terms and conditions of this agreement.

The parties hereby mutually agree as follows:

1.        Non-Operator hereby designates Operator as Operator of all of the wells located on the oil and gas leases legally described on Exhibit “A” attached hereto and made a part hereof.  In addition, the terms and conditions of this Operating Agreement shall apply to all of the wells that are located on the oil and gas leases identified on Exhibit “A”, and further, Exhibit “A” can be amended to add additional oil and gas leases provided that in all events both parties sign the Exhibit “A” to evidence which oil and gas leases are covered by the terms of this Operating Agreement.

2.        The parties agree that Operator shall charge $300.00 per well per month for its administrative overhead.  In addition, the Non-Operator agrees to pay for all third party charges for materials and services that are provided to the oil and gas leases identified on Exhibit “A”.  The Non-Operator shall be billed its proportionate share of this administrative and third party costs based on the percentage of working interest it holds in the wells which are the subject of the terms and conditions of this Operating Agreement.

3.        Operator agrees to provide Non-Operator a full and complete accounting for all wells that are being operated by Operator on a monthly basis according to the terms and conditions of this agreement.  Further, Operator agrees to provide back-up invoices for all joint interest billings to the Non-Operator upon reasonable request by the Non-Operator.

4.       Operator acknowledges that it is a bonded and recognized Operator of oil and gas wells with the Oklahoma Corporation Commission and will at all times operate the subject oil and gas leases in compliance with the rules and regulations of the Oklahoma Corporation Commission.

5.        Operator shall operate the oil and gas leases according to the prudent Operator standard prevailing in this area of Oklahoma where the wells are located.  In the event the Non-Operator receives its income from the sale of oil and gas directly from the oil and gas purchaser, then the Non-Operator will pay its monthly operating expenses to the Operator within fifteen (15) days after receipt of the joint interest billing reflecting the operating expenses for the subject month.  In the event that Operator receives the payment for the oil and gas proceeds of the Non-Operator directly from the oil and gas purchaser, then Operator after the deduction of the operating expenses attributable to the interest of Non-Operator shall immediately remit the balance of all proceeds to the Non-Operator within ten (10) days after receipt of the income from the oil and gas purchaser.

6.        For the purpose of this agreement, the Non-Operator shall pay the administrative overhead and all third party charges for the operations of the oil and gas leases proportional to the working interest it holds in each of the wells on the oil and gas leases identified on Exhibit “A”.

7.        The liability of the parties shall be several and not joint or collective.  Each party shall be responsible only for its respective obligations and shall therefore only be liable for only its proportionate share of the costs of operating the subject oil and gas leases.  It is not the intention of the parties to create nor should this Operating Agreement be construed as establishing a mining or other partnership or association or render the parties in any manner liable as partners.

8.        Operator shall have the right pursuant to the terms of this Operating Agreement to incur any expenditures up to the sum of $25,000.00 in the operation of the subject oil and gas leases.  However, for any anticipated expenditure that will exceed the sum of $10,000, the Non-Operator shall have the right to approve such expenditure.  This limitation on expenditures shall not apply in the case of an emergency.  Therefore, if an emergency situation is deemed to exist in the sole discretion of the Operator, Operator is hereby authorized on behalf of the Non-Operator to spend whatever sums are necessary to resolve such emergency.

9.        In the event the Non-Operator fails to pay any joint interest billing to Operator within thirty (30) days after the submittal of such joint interest billing, then and in that event, Operator shall be entitled to charge interest on any unpaid balance at the annual rate of Twelve Percent (12.00%) per annum.

10.        In the event the Non-Operator has failed to pay any joint interest billing due the Operator and the same becomes delinquent for a period of sixty (60) days, then and in that event, the Operator shall have the right to file a material/mechanic’s lien against the working interest of the Non-Operator and shall be entitled to use all legal remedies that are available to Operator in order that the Operator can be paid for all joint interest billings incurred in the operation of the subject oil and gas leases.

11.        In the event that either the Operator or the Non-Operator violate any of the terms and conditions of this Operating Agreement and if either party is forced to commence a legal proceeding to enforce the terms and conditions of this agreement, then and in that event, the successful litigant shall be entitled to recover its reasonable attorney fees and costs as a part of the terms of this agreement.

12.        The Non-Operator hereby designates Operator as the Operator of the oil and gas leases identified on Exhibit “A” for so long as Non-Operator is a working interest owner in the oil and gas leases identified on Exhibit “A”.   Further, Non-Operator agrees that Operator will  not be removed as Operator of the subject oil and gas leases unless Operator is deemed guilty of willful and gross negligence in the operation of the subject oil and gas leases, or in the event that the Operator is not paying the third party vendors the operating expenses of the subject oil and gas leases in a timely and customary manner.

13.        This Operating Agreement shall be binding upon the parties, their successors and assigns.

14.        This Operating Agreement constitutes the entire agreement concerning the operation of the oil and gas leases between the parties and may be modified only in writing signed by both parties.

This Operating Agreement is executed the day and year first above written.

“Operator”

By /s/ Joel Holt
Signature Energy, Inc.

“Non-Operator”

/s/ Jacob Roth
Jacob Roth, President,
Royal Energy Resources, Inc.

Exhibit “A”

Attached to and made part of that certain Operating Agreement dated March 17, 2008 by and between Signature Energy, Inc. as Operator and the signatory parties thereto, Non-Operators.

Steeler South 8-1
SW,SW, NE & E/2 NW, NE Section 8 T27N, R13E Washington County, Oklahoma—290” from West, 295’ from South, 687’ from East.

	BCP	ACP
Bryce Boucher	33.33%	25%

OPERATING AGREEMENT

ADDENDUM

This Addendum to the Operating Agreement sets forth the following additional agreement:

In the event Non-Operator makes any pre-payment of joint billing costs at the request of the Operator pursuant to the Operating Agreement dated March 17, 2008 and such pre-payment is not expended within 180 days of payment, the Non-Operator shall have the right to request a refund of the remaining balance of the pre-payment.